EXHIBIT 99.1

NXT Energy Solutions Announces Release Date for Its 2018 First Quarter Results and Conference Call

CALGARY, Alberta, May 08, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD) (OTC QB:NSFDF) announces it will release its first quarter financial and operating results for the quarter ended March 31, 2018 on Monday, May 14, 2018 at approximately 7:00 a.m. Eastern Time (5:00 a.m. Mountain Time).  A conference call to discuss the 2018 first quarter results will be held at 4:15 p.m. Eastern Time (2:15 p.m. Mountain Time) on the same day.

Details of the conference call are as follows:

Date:	Monday, May 14, 2018
Time:	4:15 p.m. Eastern Time (2:15 p.m. Mountain Time)
North American Participants Call:	1-800-952-5114
International Dial In Numbers:	https://www.confsolutions.ca/ILT?oss=7P1R8009525114
Participant Pass Code	4706625#

NXT’s 2018 first quarter financial and operating results will be filed in Canada on SEDAR at www.sedar.com, and will be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT’s website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Mr. Jakub Brogowski
Chief Financial Officer
+1-403-206-0807
nxt_info@nxtenergy.com
www.nxtenergy.com